UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF August 2014

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is hereby incorporated by reference into the registration statements of Xinyuan Real Estate Co., Ltd. ("Xinyuan" or the "Company") on Form S-8 (Registration Number 333-152637) and on Form F-3 (Registration Number 333-192046) and any outstanding prospectus, offering circular or similar document issued or authorized by the Company that incorporates by reference any of the Company’s reports on Form 6-K that are incorporated into its registration statements filed with the Securities and Exchange Commission, and this Form 6-K shall be deemed a part of each such document from the date on which this Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TABLE OF CONTENTS

Page
Description of 2014 Restricted Stock Unit Plan	1
Signature	5
Exhibit Index	6
Exhibit 99.1 Xinyuan Real Estate Co., Ltd. 2014 Restricted Stock Unit Plan

Description of 2014 Restricted Stock Unit Plan

The Company adopted its 2014 Restricted Stock Unit Plan (the "RSU Plan" or the "Plan"), effective May 23, 2014. The RSU Plan is described below. This description of the RSU Plan is qualified in its entirety by reference to the complete terms, conditions and provisions of the RSU Plan attached hereto as Exhibit 99.1.

Background

The purpose of the RSU Plan is to provide to the Company and its shareholders the benefits of the additional incentive inherent in the ownership of the Company's common shares by selected employees of the Company and its subsidiaries who are important to the success and growth of the Company and its subsidiaries' business and to help the Company and its subsidiaries secure the services of those persons. The Plan provides for discretionary grants of stock units ("RSUs") to or for the benefit of participating employees.

Administration

The RSU Plan provides that it will be administered by one or more committees of the Company's Board of Directors. The Board has designated the Company's Compensation Committee to administer the Plan.

Eligible Employees

All employees and officers of the Company or any subsidiary who are capable of contributing significantly to the successful performance of the Company, in the determination of the Compensation Committee, are eligible to be participants in the Plan. Each eligible employee selected to participate may be granted an award of RSUs at such times and subject to such conditions as determined by the Committee.

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Incentive Pool

Under the Plan, the Company will establish a long-term incentive pool for participants for each fiscal year (the "Grant Year") of the Company based on the net income (or other performance goals) of the Company for the most recently completed prior fiscal year (the "Base Year"). For the 2014 Grant Year, the target long-term incentive pool is 6.75% of the net income for the Base Year of fiscal year 2013. The long-term incentive pool will be funded and RSUs will be granted only if 70% or more of the target net income for the Base Year has been achieved or if 70% or more of the total target net income for the three fiscal years ending with the Base Year has been achieved. If the net income achieved for a Base Year is less than 70% of the target and 70% of the total net income target for the three fiscal years ending with the Base Year has not been achieved, no amount will be credited to the long-term incentive pool for the Grant Year and no RSUs will be awarded for the Grant Year.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or a subsidiary conducts its business, or other events or circumstances, such as a change in accounting principles, an acquisition or divestiture, render the performance goals for a fiscal year to no longer be suitable, the Committee may modify the performance objectives in whole or in part, as the Committee deems appropriate. The Committee will have the authority to establish and administer performance-based grant and/or vesting conditions and performance objectives with respect to awards as it considers appropriate, which performance objectives must be satisfied, as the Committee specifies, before the participant receives or retains an award or before the award becomes nonforfeitable.

Trust/Funding of Long-term Incentive Pool

Pursuant to the Plan, the Company has established a trust and will deposit or cause to be deposited in the trust amounts of cash not exceeding the amount of the long-term incentive pool for a Grant Year. The trustee will use the funds to acquire in the open market or in private transactions that number of American Depository Shares ("ADSs") representing Common Shares as directed by the Company over a period of time as the Company and the Trustee determine.

Granting and Allocation of Restricted Stock Units to Participants

During the Grant Year, the Committee will allocate to each participant a percentage of the long-term incentive pool, if any, for that Grant Year based on such factors as the Committee may determine from time to time in its discretion. A participant will be allocated RSUs based on the aggregate of Common Shares represented by ADSs purchased by the trustee for a Grant Year multiplied by the percentage of the long-term incentive pool allocated by the Committee to that participant for the Grant Year.

Each RSU represents a right to receive one Common Share to be delivered or made available at the time or times specified in the award agreement, subject to a risk of cancellation and to the other terms and conditions set forth in the Plan, the award agreement and any additional terms and conditions set by the Committee. At the Company's election, RSUs may be settled by delivery of Common Shares or ADSs representing the number of Common Shares subject to the RSU.

Vesting of Restricted Stock Units

Except as otherwise provided in the RSU Plan and in the award agreement, RSUs will vest in equal installments on the first, second and third anniversaries of the grant date. Unless otherwise determined by the Committee or unless otherwise provided in the award agreement, in the event of the participant’s termination of employment, the participant’s RSUs which are not vested as of the termination date will not vest and will be immediately cancelled for no value. For purposes of the RSU Plan, "termination of employment" means the event by which a participant ceases to be employed by the Company or any subsidiary of the Company, and immediately thereafter, is not employed by or providing substantial services to any of the Company or a subsidiary of the Company. Notwithstanding the foregoing, in the event of (i) death, (ii) disability as the result of a work injury, or (iii) retirement on or after age 60, a participant's RSUs will continue to vest in installments on each subsequent vesting date after the event. In addition, RSUs will be forfeited and cancelled if a Participant becomes an independent director, supervisor or other person who is not eligible to hold RSUs of the Company. The Committee, in its sole discretion, may (but will not be required to) reallocate all or a portion of RSUs forfeited by a participant to a different participant or participants continuing in employment on a vesting schedule as the Committee may determine.

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Shares Subject to Grants

The maximum number of the Company's Common Shares that may be delivered to participants in connection with RSUs granted under the Plan is limited to 10,000,000 Common Shares (equivalent to 5,000,000 ADSs). The Common Shares to be delivered under the Plan will be made available from ADSs purchased by the trustee in the open market or in private transactions as discussed above. As noted above, RSUs may be settled in either Common Shares or in the form of ADSs in the Committee's discretion.

If the outstanding Common Shares of the Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Company through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar transaction, the Board will make appropriate and proportionate adjustments as it deems necessary or appropriate in one or more of (i) the number and class of shares subject to the Plan, and (ii) the number of shares or class of shares covered by each outstanding award.

Dividend Equivalents

Except as otherwise provided in the RSU award agreement, if the Company declares and pays a cash dividend on Common Shares, then the participant's account will be credited as of the payment date for the dividend with a cash amount equal to (A) the number of RSUs credited to the participant as of the record date for the dividend, multiplied by (B) the amount of cash actually paid as a dividend on each share at the payment date.

Except as otherwise provided in the RSU award agreement, if the Company declares and pays a dividend on Common Shares in the form of property other than Common Shares, then an amount of cash will be credited to the participant as of the payment date for the dividend equal to (A) the number of RSUs credited to the participant as of the record date for the dividend, multiplied by (B) the fair market value of any property other than shares actually paid as a dividend on each share at the payment date.

Change in Control

In the event that the Company is a party to a Change in Control (as defined in the RSU Plan), the Board may provide for any of the following: (i) the cancellation of each outstanding award after payment to the participant of an amount, if any, in cash or cash equivalents equal to the fair market value of the shares subject to the award at the time of the merger, consolidation or other reorganization; (ii) the assumption or continuation by any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) of any or all awards outstanding under the Plan or substitution of similar awards for awards outstanding under the Plan (including but not limited to awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Change in Control), and any assignment by the Company to the successor of the Company (or the successor’s parent company, if any) of any reacquisition or repurchase rights held by the Company in respect of shares issued pursuant to awards, in connection with such Change in Control; and (iii) the acceleration of vesting of all or a portion of the awards (in full or in part) to a date prior to the effective time of such Change in Control (contingent upon the effectiveness of the corporate transaction) as the Board may determine.

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General Provisions

Except as the Committee may otherwise determine or provide in an RSU award agreement, RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the participant, the rights of a participant are exercisable only by the participant. Any Common Shares or ADSs delivered or made available in respect of an award may be subject to such special forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine.

The Board of Directors may amend, suspend or terminate the Plan or the Committee’s authority to grant awards under the Plan without the consent of participants; provided, however, that, without the consent of an affected participant, no such Board action may materially and adversely affect the rights of the participant under any outstanding award. The Committee may amend any outstanding award without the consent of the affected participant; provided, however, that, without such consent, no such action may materially and adversely affect the rights of the participant under any outstanding award.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

	By:	/s/ Manbo He
	Name:	Manbo He
	Title:	Chief Financial Officer

Date: August 26, 2014

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EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Xinyuan Real Estate Co., Ltd. 2014 Restricted Stock Unit Plan

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